UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 26, 2025

dMY Squared Technology Group, Inc.

(Exact name of registrant as specified in its charter)

Massachusetts	001-41519	88-0748933
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

1180 North Town Center Drive, Suite 100
Las Vegas, Nevada	89144
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (702) 781-4313

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	DMYY.U	NYSE American
Class A common stock, par value $0.0001 per share	DMYY	NYSE American
Redeemable warrants, each whole warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	DMYY.WS	NYSE American

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b 2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On February 26, 2025, Niccolo de Masi, an officer and a member of the Board of Directors (the “Board”) of dMY Squared Technology Group, Inc. (the “Company”), notified the Company of his decision to resign as Chief Executive Officer of the Company and as a member of the Board, effective immediately, in order to pursue another opportunity. Mr. de Masi’s decision to resign as an officer of the Company and as a member of the Board was not the result of any disagreement with the Board, other officers of the Company or relating to the Company’s operations, policies or practices.

Effective February 26, 2025, Harry L. You, the Company’s Chief Financial Officer and Chairman, was appointed as Chief Executive Officer of the Company. Mr. You will continue to serve as the Company’s Chief Financial Officer and Chairman.

Mr. You, age 65, has served as the chairman of the Board and Chief Financial Officer of the Company since September 2022. Mr. You has previously served as the co-CEO of the Company from September 2022 until March 2023. Mr. You has served as a member of the board of directors of IonQ, Inc. (“IonQ”), since the closing of the business combination in September 2021, and was the Chief Financial Officer and chair of the board of directors of IonQ’s predecessor, dMY Technology Group, Inc. III, since inception. Since March 2021, Mr. You has served on the board of directors of Coupang, Inc, a South Korean publicly traded e-commerce company. Since January 2019, Mr. You has served as a member of the board of directors of Broadcom Inc., a publicly traded semiconductor and software company. In September 2016, Mr. You founded GTY Technology Holdings, Inc. (“GTY”), a publicly traded technology company. From September 2016 until February 2019, Mr. You served as GTY’s President, Chief Financial Officer and director when GTY consummated its initial business combination. From February 2019 to May 2019, he served as GTY’s President and from February 2019 through August 2019 he served as its Chief Financial Officer. From May 2019 to July 2022, he served as GTY’s vice chair of the board of directors until its sale in July 2022. In May 2019, Mr. You also served as GTY’s President. From February 2008 to September 2016, Mr. You served as the Executive Vice President of EMC Corporation (formerly NYSE: EMC) in the office of the chair. Earlier in his career, Mr. You was Chief Executive Officer at BearingPoint (formerly KPMG Consulting, Inc.) as well as Chief Financial Officer of Oracle and Accenture. Mr. You also previously spent 14 years on Wall Street, including serving as a Managing Director in the Investment Banking Division of Morgan Stanley. Since August 2016, Mr. You has been a trustee of the U.S. Olympic Committee Foundation. Mr. You received a B.A. in economics from Harvard College and an M.A. in economics from Yale University.

There are no family relationships between Mr. You and the Company’s directors and executive officers, and there are no arrangements or understandings between Mr. You and any other person requiring disclosure under Item 401(b) of Regulation S-K. For information regarding certain transactions between Mr. You and the Company required to be disclosed pursuant to Item 404(a) of Regulation S-K, see “Item 13. Certain Relationships and Related Transactions, and Director Independence” of the Company’s Annual Report on Form 10-K filed with the U.S. Securities and Exchange Commission on April 1, 2024.

Item 7.01	Regulation FD Disclosure.

On February 26, 2025, the Company and Horizon Quantum Computing Pte. Ltd., a developer of advanced software development tools for quantum computers, issued a joint press release announcing that they had entered into a non-binding letter of intent for a potential business combination. No assurances can be made that the parties will successfully negotiate and enter into a definitive agreement, or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all. Any transaction would be subject to the completion of due diligence, the negotiation of a definitive agreement providing for the proposed business combination, satisfaction of the conditions negotiated therein, board and equity holder approval, regulatory approvals, and other customary conditions. A copy of the press release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

The information in this Item 7.01, including Exhibit 99.1, is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities under that section, and shall not be deemed to be incorporated by reference into the filings of the Company under the Securities Act of 1933, as amended, or the Exchange Act, regardless of any general incorporation language in such filings.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

99.1	Press Release, dated February 26, 2025.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DMY SQUARED TECHNOLOGY GROUP, INC.

Date: February 26, 2025	By:	/s/ Harry L. You
	Name: Title:	Harry L. You Chief Executive Officer, Chief Financial Officer and Chairman

Exhibit 99.1

Horizon Quantum Computing Pte. Ltd. and dMY Squared Technology Group, Inc. Sign Non-Binding Letter of Intent for a Business Combination

Combined Company Expected to be Publicly Listed

Dr. Joe Fitzsimons, CEO of Horizon Quantum, to Lead Combined Company

Horizon Quantum is Pioneering Software Development Tools for Quantum Computers and Laying the Foundations for a Quantum Operating System

SINGAPORE & LAS VEGAS, February 26, 2025—Horizon Quantum Computing Pte. Ltd. (“Horizon Quantum”), developer of advanced software development tools for quantum computers, and dMY Squared Technology Group, Inc. (“dMY”) (NYSE American: “DMYY” and “DMYY.WS”), a publicly traded special purpose acquisition company led by Harry You, jointly announced today that they have entered into a non-binding letter of intent (“LOI”) for a business combination. The combined company is expected to be publicly listed.

The quantum computing revolution promises unprecedented computational power, but the complexity of translating real-world problems into quantum solutions remains a significant challenge. Horizon Quantum is creating a new generation of programming tools to simplify and expedite the process of developing software for quantum computers, together with compilers and a runtime environment that extends the capabilities of today’s quantum computers. Horizon Quantum’s breakthroughs to date lay the foundation for the world’s first quantum operating system, mirroring the emergence of Windows and DOS in classical computing.

“We are excited to partner with the dMY team because of their experience in enterprise hardware and software as well as their success as pioneers in the quantum computing industry,” said Dr. Fitzsimons, Founder and CEO of Horizon Quantum. “While quantum hardware continues to advance, the true revolution lies in enabling users to harness these powerful systems for solving real-world challenges. The ‘applications bottleneck’ represents a critical barrier between quantum computing’s theoretical promise and practical impact — one that our team is committed to breaking through.”

“Quantum computing application development addresses the critical gap between advancing hardware capabilities and real-world implementation. We could not be more pleased and excited to work with Joe and his team at Horizon Quantum, who are working to create a common software platform across different quantum computing hardware approaches. From our past experience, we have seen the power of an operating system and management layer to power compute and applications,” said Harry You, Chairman of dMY Squared.

The combined company will be led by Horizon Quantum’s current management team, with Dr. Fitzsimons serving as CEO. He co-invented universal blind quantum computing, a key technology for securing cloud-based quantum systems, and founded Horizon Quantum after a tenured professorship in Singapore. Dr. Fitzsimons has published over 60 peer-reviewed articles and his work is widely cited in scientific literature. The combined company will also benefit from the investing and operational experience of the dMY team.

Details of the Proposed Transaction:

Under the terms of the LOI, the pre-money equity value of Horizon Quantum in the transaction is approximately $500 million. The parties will announce additional details regarding the proposed business combination when a definitive agreement is executed, which is expected to occur in the second quarter of this year, with a closing anticipated before year end.

No assurances can be made that the parties will successfully negotiate and enter into a definitive agreement, or that the proposed transaction will be consummated on the terms or timeframe currently contemplated, or at all. Any transaction would be subject to the completion of due diligence, the negotiation of a definitive agreement providing for the proposed business combination, satisfaction of the conditions negotiated therein, board and equity holder approval, regulatory approvals, and other customary conditions.

Additional Information and Where to Find It

If a definitive agreement is entered into in connection with the proposed business combination, a newly formed holding company will prepare a registration statement, including a proxy statement/prospectus, to be filed with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement/prospectus will be mailed to dMY’s shareholders. dMY urges investors and other interested persons to read, when available, the proxy statement/prospectus, as well as other documents filed with the SEC, because these documents will contain important information about the proposed business combination. Such persons can also read dMY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “dMY Annual Report”), for a description of the security holdings of its officers and directors and their respective interests as security holders in the consummation of the transactions described herein. The proxy statement statement/prospectus, once available, and the dMY Annual Report can be obtained, without charge, at the SEC’s web site (http://www.sec.gov).

Participants in the Solicitation

Horizon Quantum and dMY and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of dMY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of dMY’s directors and officers in dMY’s Annual Report. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to dMY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of Horizon Quantum’s and dMY’s participants in the solicitation, which may, in some cases, be different than those of their respective equityholders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

Forward-Looking Statements:

This press release includes “forward-looking statements” with respect to dMY and Horizon Quantum. The expectations, estimates, and projections of the businesses of Horizon Quantum and dMY may differ from their actual results and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to future performance and anticipated financial impacts of the proposed transaction, the satisfaction of the closing conditions to the proposed transaction, and the timing of the completion of the proposed transaction. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of Horizon Quantum and dMY and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the negotiations and any subsequent definitive agreements with respect to the proposed business combination, and the possibility that the terms and conditions set forth in any definitive agreements with respect to the proposed business combination may differ materially from the terms and conditions set forth in the term sheet; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed business combination and any definitive agreements with respect thereto; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the shareholders of Horizon Quantum and dMY or other conditions to closing; (4) the inability to obtain or maintain the listing of the post-acquisition company’s common stock on Nasdaq following the proposed transaction; (5) the risk that the proposed transaction disrupts current plans and operations as a result of the announcement and consummation of the proposed transaction; (6) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (7) costs related to the proposed transaction; (8) changes in applicable laws or regulations; and (9) other risks and uncertainties included in (x) the “Risk Factors” sections of the dMY Annual Report and (y) other documents filed or to be filed with the SEC by Horizon Quantum and dMY. The foregoing list of factors is not exclusive. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. Horizon Quantum and dMY do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, except as required by law. Past performance by Horizon Quantum’s or dMY’s management teams and their respective affiliates is not a guarantee of future performance. Therefore, you should not place undue reliance on the historical record of the performance of Horizon Quantum’s or dMY’s management teams or businesses associated with them as indicative of future performance of an investment or the returns that Horizon Quantum or dMY will, or are likely to, generate going forward.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

About Horizon Quantum Computing

Horizon Quantum Computing is developing a new generation of programming tools to simplify and expedite the process of developing software for quantum computers. By removing the need for prior quantum computing experience to develop applications for quantum hardware, Horizon’s tools are making the power of quantum computing accessible to every software developer.

The company was founded by Dr. Joe Fitzsimons in 2018, a former professor with two decades of experience in quantum computing and computational complexity theory. The leadership team also includes Dr. Si-Hui Tan, Chief Science Officer, who holds a Ph.D. in Physics from MIT and has been actively involved in quantum research for the same period.

Contacts

Investor & Media Contacts

Katie Creaser, ICR

Katie.Creaser@icrinc.com

Brian Denyeau, ICR

Brian.Denyeau@icrinc.com

Yanina Blaclard, Horizon Quantum

yanina@horizonquantum.com